Filed by Investar Holding Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wichita Falls Bancshares, Inc.

Commission File Number: 333-290225

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________________

FORM 8-K

___________________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 20, 2025

Investar Holding Corporation

(Exact name of registrant as specified in its charter)

Louisiana	001-36522	27-1560715
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

10500 Coursey Blvd. Baton Rouge, Louisiana 70816
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (225) 227-2222

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒         Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐         Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐         Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐         Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $1.00 par value per share	ISTR	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01             Other Events.

As previously announced, on July 1, 2025, Investar Holding Corporation (“Investar”), the holding company for Investar Bank, National Association, Baton Rouge, Louisiana, entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with Wichita Falls Bancshares, Inc. (“WFB”), the holding company for First National Bank, Wichita Falls, Texas, which provides for the merger of WFB with and into Investar, subject to certain terms and conditions, with Investar as the surviving corporation.  The proposed merger is described in the joint proxy statement/prospectus that was filed by Investar with the Securities and Exchange Commission (the “Commission”) on September 12, 2025, in connection with the merger (the “Proxy Statement/Prospectus”). On or about September 23, 2025, the Proxy Statement/Prospectus was first mailed to the shareholders of each of WFB and Investar in connection with the special meetings of shareholders scheduled to be held on October 23, 2025 and October 24, 2025, respectively, at which the shareholders will consider and vote upon, among other things, a proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement. This Current Report on Form 8-K provides certain additional information regarding the merger.

Following the announcement of the Merger Agreement, and as of the date of this Current Report on Form 8-K, purported stockholders of Investar have filed lawsuits challenging, among other things, disclosures contained in the Proxy Statement/Prospectus (the “Actions”).  The Actions were filed in the Supreme Court of the State of New York, New York County, and are captioned: Ryan Murphy v. Investar Holding Corporation et. al., Index No. 655863/2025 (October 1, 2025) and Eric Scott v. Investar Holding Corporation et. al., Index No. 655881/2025  (October 1, 2025). The Actions name Investar and the members of its board of directors as defendants and allege, among other things, claims under New York law for negligent misrepresentation and concealment. Each of the Actions seeks, among other things, injunctive relief enjoining Investar from consummating the merger, rescission or rescissory or compensatory damages in the event the merger is consummated and an award of the plaintiff’s costs, including attorneys’ and experts’ fees.  In addition to the Actions, Investar has received demand letters from certain other purported stockholders of Investar (together with the Actions, the “Matters”) alleging similar claims regarding the disclosures made in the Proxy Statement/Prospectus.

Investar and the other defendants named in the Actions believe that the Matters are entirely without merit and that no further disclosure is required by applicable rule, statute, regulation or law beyond that contained in the Proxy Statement/Prospectus.  However, to avoid the risk that the Actions may delay or otherwise adversely affect the consummation of the merger and to minimize the expense of defending the Actions, Investar has determined that it will voluntarily make certain supplemental disclosures in the Proxy Statement/Prospectus related to the proposed merger set forth below (the “Supplemental Disclosures”).  Nothing in this Current Report on Form 8-K will be deemed an admission of the legal necessity or materiality under applicable laws of any of the Supplemental Disclosures set forth herein.

The Supplemental Disclosures supplement and should be read in conjunction with the Proxy Statement/Prospectus, which should be read in its entirety, along with periodic reports and other information Investar has filed with the Commission. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement/Prospectus, the information set forth herein will supersede or supplement the information in the Proxy Statement/Prospectus. All page references below are to pages in the Proxy Statement/Prospectus, and terms used below, unless otherwise defined herein, have the meanings given to such terms in the Proxy Statement/Prospectus.  Paragraph references used herein refer to the Proxy Statement/Prospectus before any additions or deletions resulting from the Supplemental Disclosures.  The information contained herein speaks only as of October 20, 2025, unless the information indicates another date applies.

SUPPLEMENTAL DISCLOSURES TO THE PROXY STATEMENT/PROSPECTUS

1.

The disclosure under the heading “The Merger – Opinion of Investar’s Financial Advisor – Comparable Company Analysis” is hereby supplemented by adding the following table under the identified peer group list of 10 national publicly-traded banking organizations on page 62 of the Proxy Statement/Prospectus:

	Market	Price/Tangible	Price/	Core	Total	Total	TCE	NPAs/	LTM	LTM
	Cap ($M)	Book Value (%)	LTM EPS	Deposit Premium	Assets ($M)	Loans ($M)	/TA (%)	Assets (%)	ROAA (%)	ROAE (%)
Union Bankshares Inc.	153.6	226.3	17.4	1.3	1,524.8	1,167.4	4.5	0.98	0.59	13.32
Embassy Bancorp	157.6	140.2	14.6	0.5	1,754.0	1,273.0	6.4	0.03	0.63	10.04
South Atlantic Bancshares Inc.	147.6	132.8	13.2	0.3	1,867.7	1,382.1	6.1	0.00	0.64	10.19
Chesapeake Financial Shares	122.3	115.4	29.4	0.4	1,607.2	911.4	6.7	0.27	0.27	3.86
Southern Michigan Bancorp Inc.	119.5	123.4	11.1	0.5	1,562.9	1,138.4	6.3	0.03	0.72	10.22
Security Federal Corp.	119.2	114.6	12.3	0.4	1,585.5	703.9	6.6	0.46	0.70	6.10
F & M Bank Corp.	93.8	106.4	11.0	0.1	1,312.2	827.6	6.7	0.69	0.65	9.98
Bank of the James Finl Grp Inc	79.3	132.8	12.0	0.5	1,011.7	654.1	6.0	0.18	0.65	10.35
1ST SUMMIT BANCORP Johnstown	69.2	71.9	15.2	-1.7	1,431.5	790.6	6.8	0.18	0.33	4.72
AmeriServ Financial Inc.	60.6	62.5	16.8	-0.2	1,431.5	1,062.3	6.8	0.98	0.26	3.41

Note: Market data as of June 18, 2025

Note: 25.7% equity control premium is the median three-day stock price premium for all bank and thrift M&A deals for the past 10 years for all sizes and geographic area; applied to each company price

Source: S&P Capital IQ Pro

2.

The disclosure under the heading “The Merger – Opinion of Investar’s Financial Advisor – Analysis of Selected Merger Transactions” is hereby supplemented by replacing the table of national comparable transactions on page 63 of the Proxy Statement/Prospectus, with the table set forth below:

Buyer	Target	Price/ TBV (%)	Price/ LTM EPS (x)	Price/ Assets (%)	Core Deposit Premium (%)	Total Assets ($M)	NPAs/ Assets (%)	TCE/ TA (%)	LTM ROAA (%)
NB Bancorp	Provident Bancorp Inc	93.1	N/M	13.6	-2.1	1,554.0	2.02	15.06	0.29
Citizens & Northern Corp.	Susquehanna Community Finl Inc	132.7	19.0	7.5	2.6	587.7	0.26	5.68	0.39
TowneBank	Old Point Financial Corp.	179.2	21.1	13.9	N/A	1,450.6	0.14	7.74	0.65
Old Second Bancorp Inc.	Bancorp Financial Inc.	131.1	NM	13.6	7.4	1,448.5	0.14	10.96	0.50
TowneBank	Village Bank & Tr Finl Corp.	171.1	18.5	16.0	8.9	747.7	0.05	9.38	0.35
Camden National Corp.	Northway Financial Inc.	138.8	17.2	6.8	0.0	1,276.5	0.00	4.92	0.39
ChoiceOne Financial Services	Fentura Financial Inc.	134.6	14.6	10.3	3.7	1,756.6	0.56	7.67	0.70
ACNB Corp.	Traditions Bancorp	128.5	16.4	10.1	3.1	858.6	0.51	7.75	0.62
West Coast Community Bancorp	1st Capital Bancorp	92.7	17.7	6.0	-0.6	1,014.5	0.00	6.43	0.35
Alerus Financial Corp.	HMN Financial Inc.	106.8	20.1	10.0	0.8	1,151.2	N/A	9.39	0.50
Bus. First Bancshares Inc.	Oakwood Bancshares Inc.	110.3	19.8	10.5	1.7	838.1	0.44	10.11	0.48
Dogwood State Bank	Community First Bancorporation	110.0	13.7	8.5	N/A	684.7	N/A	7.23	0.59
	Average	127.4	17.8	10.6	2.6	1,114.1	0.41	8.53	0.48
	Median	129.8	18.1	10.2	2.1	1,082.9	0.20	7.75	0.49

Note: Excludes transactions without disclosed deal values, non-bank buyers, and transactions categorized as mergers of equals.

Price/earnings ratios in excess of 25x were deemed non-meaningful for comparison purposes.

Source: S&P Capital IQ Pro; Company-provided documents; Data as of June 18, 2025

3.

The disclosure under the heading “The Merger – Opinion of Investar’s Financial Advisor – Analysis of Selected Merger Transactions” is hereby supplemented by replacing the table of regional comparable transactions on page 64 of the Proxy Statement/Prospectus, with the table set forth below:

Buyer	Target	Price/ TBV (%)	Price/ LTM EPS (x)	Price/ Assets (%)	Core Deposit Premium (%)	Total Assets ($M)	NPAs/ Assets (%)	TCE/ TA (%)	LTM ROAA (%)
Bus. First Bancshares Inc.	Oakwood Bancshares Inc.	110.3	19.8	10.5	1.7	838.1	0.44	10.11	0.48
MidWestOne Financial Grp Inc	Denver Bankshares Inc.	173.1	22.2	11.9	6.3	274.3	0.00	6.87	0.53
Bancorp 34 Inc.	CBOA Financial Inc.	97.4	9.9	7.2	0.0	412.2	0.33	7.38	0.80
CrossFirst Bankshares Inc.	Farmers & Stockmens Bank	165.4	26.5	13.2	6.0	567.5	0.03	8.04	0.74
	Average	136.6	19.6	10.7	3.5	523.0	0.20	8.10	0.64
	Median	137.9	21.0	11.2	3.8	489.8	0.18	7.71	0.63

Note: Excludes transactions without disclosed deal values, non-bank buyers, and transactions categorized as mergers of equals.  The Southwest region includes banks with headquarters in Arizona, Colorado, New Mexico, Oklahoma, Texas and Utah.

Source: S&P Capital IQ Pro; Company-provided documents; Data as of June 18, 2025

4.

The disclosure regarding the heading “The Merger – Opinion of Investar’s Financial Advisor – Discounted Cash Flow Analysis” is hereby supplemented by replacing the first paragraph under such heading on page 64 with the following text (for clarity, new text within the restated paragraph is highlighted with bold, underlined text):

Janney performed an analysis that estimated the net present value of WFB’s common equivalent stock assuming WFB performed in accordance with Janney’s forecasted net income, asset, and dividends estimates for WFB for the years ending December 31, 2024 through December 31, 2029, as provided by the senior management of WFB.  Janney assumed projected net income of $7.0 million, $7.7 million, $8.1 million, $8.4 million, and $8.8 million for 2025, 2026, 2027, 2028 and 2029, respectively.  Janney assumed projected tangible book value of $98.1 million, $106.0 million, $114.2 million, $122.8 million, and $131.8 million for 2025, 2026, 2027, 2028 and 2029, respectively. To approximate the terminal value of WFB’s common equivalent stock on June 24, 2025, Janney applied price to 2029 earnings multiples ranging from 14.0x to 18.0x and multiples of 2029 tangible book value ranging from 1.1x to 1.5x.  Janney selected price to earnings and tangible book value multiples based on Janney’s professional judgment and experience, as well as a review of the multiples of selected transactions deemed to be comparable to the proposed transaction with WFB. The terminal values were then discounted to present values using different discount rates ranging from 13.0% to 15.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of WFB’s common equivalent stock. As illustrated in the following tables, the analysis indicated an imputed range of values of WFB’s common equivalent stock of $120.17 to $178.10 when applying multiples of tangible book value and $101.63 to $142.02 when applying multiples of earnings.

5.

The disclosure regarding the heading “The Merger – Opinion of Investar’s Financial Advisor – Discounted Cash Flow Analysis” is hereby supplemented by inserting the following table following the discount rate tables on page 65 of the Proxy Statement/Prospectus:

	Low	Median	High	Comments/Sources
Risk Free Rate	4.89%	4.89%	4.89%	Kroll Recommended Normalized Risk Free Rate (1)
+ Equity Risk Premium	5.00%	5.00%	5.00%	Kroll Recommended Equity Risk Premium (2)
	9.89%	9.89%	9.89%
* Industry Beta	1.00	1.00	1.00	Janney Montgomery Scott
	9.89%	9.89%	9.89%
+ Size Premium	3.00%	3.00%	3.00%	Kroll / Janney Montgomery Scott
+/- Specific Risk Associated with Subject Company	0.00%	1.00%	2.00%	Janney Montgomery Scott
Range of Discount Rates (Rounded)	13.00%	14.00%	15.00%

(1)

Kroll Cost of Capital Resources most recently published guidance (as of June 5, 2024) recommends utilizing the greater of (a) 3.50% normalized risk-free rate of return or (b) the spot 20-year treasury yield as of the date of analysis.

(2)	Based upon Kroll Cost of Capital Resources most recently published guidance (as of June 5, 2024)

Note: Market data as of June 18, 2025

Source: Janney Montgomery Scott Research; Kroll Cost of Capital Navigator

Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Investar cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to: statements about the benefits of the proposed merger involving Investar and WFB, including future financial and operating results; statements about Investar’s plans, objectives, expectations and intentions; statements about the expected timing of completion of the proposed merger; and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: (i) the ability to obtain the requisite shareholder approvals; (ii) the risk that Investar may be unable to obtain governmental and regulatory approvals required to consummate the proposed merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; (iii) the risk that a condition to closing may not be satisfied; (iv) the timing to consummate the proposed merger; (v) the risk that the businesses will not be integrated successfully; (vi) the risk that the cost savings and any other synergies from the proposed merger may not be fully realized or may take longer to realize than expected; (vii) disruption from the proposed merger making it more difficult to maintain relationships with customers, employees or vendors; and (viii) the diversion of management time on merger-related issues. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Proxy Statement/Prospectus that is included in the registration statement on Form S-4 filed with the Commission in connection with the proposed transaction. While the list of factors presented here and the list of factors presented in the registration statement on Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. For any forward-looking statements made in this report or in any documents, Investar claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Each forward-looking statement speaks only as of the date of the particular statement and Investar undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.  Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction and Where to Find It

In connection with the proposed merger, Investar filed with the Commission a registration statement on Form S-4 (File No. 333-290225) (the “Form S-4”), which includes the Proxy Statement/Prospectus.  The Form S-4 was declared effective on or about September 23, 2025.  Investar may also file other documents with the Commission regarding the merger.  Before making any voting or investment decision, shareholders of Investar and WFB and other investors are urged to carefully read the entire Form S-4, including the Proxy Statement/Prospectus, and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they contain important information about Investar, WFB, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. Investors and security holders are able to obtain free copies of the Form S-4 and the Proxy Statement/Prospectus and other documents containing important information about Investar, WFB and the proposed merger through the website maintained by the Commission at http://www.sec.gov. Copies of the documents filed with, or furnished to, the Commission by Investar are available free of charge in the “Investor Relations” section of Investar’s website at www.investarbank.com. The information included on, or accessible through, Investar’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Investar and WFB and their respective directors and officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the proposed merger. Information about Investar’s directors and executive officers and their ownership of Investar’s securities is set forth in Investar’s filings with the Commission, including its most recent Annual Report on Form 10-K filed with the Commission. To the extent that holdings of Investar’s securities have changed since the amounts printed in most recent Annual Report on Form 10-K filed with the Commission, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the Commission. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed merger may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

The information contained in this Current Report on Form 8-K is not an offer to sell or the solicitation of an offer to buy any securities of Investar.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INVESTAR HOLDING CORPORATION

Date: October 20, 2025	By:	/s/ John J. D’Angelo
John J. D’Angelo
President and Chief Executive Officer